HOUSTON AMERICAN ENERGY CORP.
801 TRAVIS, SUITE 1425
HOUSTON, TEXAS 77002
TELEPHONE (713) 222-6966
FACSIMILE (713) 222-6440

January 14, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Parker Morrill

RE:	Houston American Energy Corp.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 16, 2009
Definitive Proxy Statement filed on Schedule 14A
Filed April 27, 2009
File No. 1-32955

Dear Mr. Morrill:

Please find the following responses to the Staff’s letter, dated December 30, 2009, to Houston American Energy Corp. (the “Company”).

Per the discussion of January 11, 2010 among yourself and Michael Sanders, our counsel, we propose to address each of the comments herein through appropriate incorporation into our future filings as opposed to filing amendments to our Form 10-K and Proxy Statement referenced above.  We believe such approach is appropriate given the fact that we will be filing our 2009 Form 10-K and annual Proxy Statement in the near future and our belief that the comments in question, and resulting amendments, are minimal in nature.  It is our belief that the investing public will derive little, if any, benefit from amending our prior filings as those filings will be outdated by the more current information included in our upcoming 2009 Form 10-K and Proxy Statement filings and, therefore, the amendment of prior filings would not be of material benefit to the investing public.

Set forth below are the comments included in the Staff’s December 30, 2009 letter followed by our responses.

Form 10-K

Natural Gas & Oil Reserves, page 8

1.
You state “the reserve data contained in this report represent only estimates.” Revise your disclosure to clarify that proved reserves are quantities that the company is reasonably certain of obtaining or delete those quantities.

U.S. Securities and Exchange Commission
January 14, 2010

Company Response:

The Company proposes, in future filings, to delete the referenced language and to replace the same with the following language “The reserve data contained in this report represent quantities that the company is reasonably certain of obtaining.”

Results of Operations, page 27

2.	To the extent practicable, quantify the impact of each of the factors cited as contributing to the increase in revenue. We note the reference to “principally due.”

Company Response:

The Company proposes, in future filings, to provide additional information with respect to period to period changes in production volumes and average sales prices to assist readers in quantifying the impact of factors affecting revenues.  Such information is reflected in the Company’s 2009 Form 10-Qs.  Where specific factors can be further quantified by isolating individual factors, the Company will provide further details to quantify the impact of each such factor.

As an example, the current discussion of revenues appearing in the first four paragraphs under Oil and Gas Revenues beginning on the bottom of page 27 and continuing on page 28 through the Hydrocarbon Price table, would be revised and expanded to read as follows:

Oil and Gas Revenues. Total oil and gas revenues increased $5,644,878, or 113.4%, to $10,622,050 in fiscal 2008 compared to $4,977,172 in fiscal 2007.

The increase in oil and gas revenue is due to increased oil production (up 52,720 barrels or 74%, or approximately $4.4 million based on average oil prices realized during 2008) resulting from the development of the Colombian fields and higher average oil prices during 2008 ($1.3 million), partially offset by decreased natural gas production ($0.1 million).

The change in production volumes reflects increased production in fields in which we hold higher working interests (12.5% vs. 1.6% in Caracara) which more than offset a decrease in production from the Caracara concession resulting from our sale of our interest in the same during the second quarter of 2008.  Oil production from the Caracara prospect totaled 29,954 barrels during 2008, through the sale of the prospect in June of 2008, as compared to 56,705 barrels during the 2007 full fiscal year.

During 2008, we had interests in 45 producing wells in Colombia, including the 34 Caracara wells, and 6 producing wells in the U.S as compared to 39 producing wells in Colombia and 7 producing wells in the U.S. during 2007.

U.S. Securities and Exchange Commission
January 14, 2010

The following table sets forth a comparison of net oil and gas production and hydrocarbon prices for 2008 and 2007:

	2008	2007

Net gas production (Mcf)	24,748	44,250
Net oil production (Bbls)	123,925	71,205
Oil—Average price per barrel	$83.67	$65.61
Gas—Average price per mcf	$10.22	$6.90

Control and Procedures

Changes in Internal Control over Financial Reporting, page 35

3.
You disclose that “Except as noted above, no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the fourth quarter of fiscal 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”  Please modify your disclosure to state clearly, of correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  In this regard, we do not believe the guidance in Item 308(c) of Regulation S-K allows for such qualifying language in the disclosure.

Company Response:

The Company proposes, in future filings and to the extent applicable, to delete the referenced language.  As a result, the disclosure will simply state (as is the case excluding the language in question) the change(s), if any, that occurred during the applicable quarter.

Schedule 14A

Executive Compensation, page 6

4.	We note that the NEOs received stock and option awards in 2008. Please provide the Grants of Plan-Based Awards Table set forth in Regulation S-K, Item 402(d).

Company Response:

The Company proposes, in future filings, to assure that the Grants of Plan-Based Awards Table set forth in Regulation S-K, Item 402(d) will be included in its proxy statement, or Form 10-K, as appropriate.

U.S. Securities and Exchange Commission
January 14, 2010

As an example, in the Proxy Statement in question, immediately following the Summary Compensation Table, the following table would be inserted:

Grants of Plan-Based Awards in Fiscal Year 2008

The following table sets forth information concerning annual incentive awards, stock options, restricted stock units and performance units granted during fiscal year 2009 to each of the named executive officers:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
John Terwilliger	6/2/2008	—	—	—	—	—	—	41,700	—	—	300,240
	6/2/2008	—	—	—	—	—	—	—	900,000	7.20	4,569,640

Jay Jacobs	6/2/2008	—	—	—	—	—	—	13,900	—	—	100,080
	6/2/2008	—	—	—	—	—	—	—	150,000	7.20	729,573

(1)
Reflects the number of restricted stock units awarded in fiscal year 2008. For accounting purposes, the 2008 annual restricted stock unit awards have a grant date of June 2, 2008. This date is based on the date the approval by the shareholders of awards approved by the Compensation Committee on July 2, 2007 subject to such shareholder approval. The awards vested in full on July 2, 2007, being the later of one year from the date of approval of the grants by the Compensation Committee or the date of approval by the shareholders.

(2)
Reflects the number of stock options awarded in fiscal year 2008. Stock options vest (a) with respect to Mr. Terwilliger, one-sixth on each of the first six anniversaries of the grant date, and (b) as to Mr. Jacobs, one-third on each of the first three anniversaries of the grant date.

(3)
The amounts included in the Grant Date Fair Value of Stock and Option Awards column represent the grant date fair value of the awards made to named executive officers in fiscal year 2008 in accordance with SFAS No. 123(R). The value ultimately realized by the executive upon the actual vesting of the award(s) or the exercise of the stock options may or may not be equal to the SFAS No. 123(R) determined value.

5.
In 2008, you awarded an “event specific bonus.”  Please explain what types of events qualify for this type of bonus.  Discuss the criteria that must be met or the factors considered before awarding this type of bonus.  Clarify why “the compensation committee determined that the sale of the company’s interest in the Caracara prospect represented the ultimate measure of performance of the management team in creation of shareholder value.”  Explain how the amount of the bonus is determined.

U.S. Securities and Exchange Commission
January 14, 2010

Company Response:

The Company proposes, in future filings, to assure that the CD&A discussion includes, as appropriate, a full discussion of (i) the types of events qualifying for “event specific bonuses,” (i) the factors considered in making such awards, and (iii) how the amount of such bonuses are determined.

As an example, the Proxy Statement in question would be revised to reflect the above matters as they relate to the 2008 bonuses as follows:

Event specific bonuses may be paid when the efforts of management produce results that the Compensation Committee deems to be extraordinary.  Specifically, acquisitions and dispositions, entry into material agreements and execution of material financing transactions are evaluated by the Compensation Committee to determine the propriety of paying “event specific bonuses.”  The Compensation Committee will generally only consider paying such an “event specific bonus” where the transactions or relationships in question reflect current or past extraordinary efforts or contributions by the management team as distinguished from transactions that arise organically from the Company’s existing operations, assets or relationships.  The Compensation Committee believes that such “event specific bonuses” are appropriate given the entrepreneurial nature of our business, the small size of our management team and our dependence upon our management team to source opportunities and relationships.

Generally, an “event specific bonus” will only be paid after the Company has realized a tangible measureable benefit from the specific events identified by the Compensation Committee.  In the case of the “event specific bonus” paid based on the sale of the Caracara assets, the management team made a case to the Compensation Committee that the sale represented an extraordinary return on invested capital and an accelerated realization of the value of the assets in question without the need to invest additional capital or exposure of the Company to operating and market risks.  The Compensation Committee agreed with that assessment, noting that the Company’s CEO had personally sourced the Caracara opportunity and established and nurtured the relationships that led to the Company’s investment in the Caracara prospect.

In determining the amount of “event specific bonuses” to be paid in relation to the Caracara sale, the Compensation Committee did not apply any specific formula but attempted to arrive at an amount that would properly recognize and reward the management team for their efforts, taking into account the realized benefits to the Company, and provide the prospect of future bonuses as incentive to management to provide future efforts to seek out opportunities with the potential to produce superior returns on invested capital for the Company.

The Compensation Committee balances the desire to fix bonuses at levels intended to reward and provide incentive for extraordinary efforts with a desire to preserve the vast majority of the value derived from those efforts for the shareholders.  To that end, the Compensation Committee rejected a recommendation from the management team that bonuses totaling $900,000 should be paid upon consummation of the Caracara sale and, instead, determined that total bonuses in that regard should be capped at a rounded amount approximating 6.5% of the sales proceeds received from the Caracara sale.  The Compensation Committee determined that a 93.5% / 6.5% sharing ratio would both adequately reward the management team for their efforts relative to the Caracara investment and ultimate sale and preserve the vast majority of the value derived from such sale for the shareholders.  On that basis, the Compensation Committee approved aggregate bonuses totaling $750,000 in connection with the Caracara sale.

U.S. Securities and Exchange Commission
January 14, 2010

Acknowledgements

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Please address any comments or questions to the undersigned at the address set forth above.

Sincerely,

/s/ John F. Terwilliger
John F. Terwilliger
President

cc:	James Jacobs
Michael Sanders, Esq.
Nelson Haight